05044019

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 17 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5 (A)
~~PART III~~

SEC FILE NUMBER
8- 47883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Freedom Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Raritan Center Parkway
(No. and Street)

Edison (City) NJ (State) 08837 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal (212) 668-5782
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 22 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Albert G. Lowenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Freedom Investments, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & Chief Executive Officer

Title

Notary Public

GASPER MARRONE
Notary Public, State of New York
No. 01MA4519314
Qualified in Nassau County
Commission Expires April 30, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Freedom Investments, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Freedom Investments, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules on pages 9 and 10 is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2005

Freedom Investments, Inc.
Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents		$ 4,144,733
Cash segregated under Federal and other regulations		11,050,297
Receivable from customers		701,019
Securities owned - at estimated fair value		
U.S. Government and agency obligations	$ 1,166,693	
Stocks and warrants	490,955	1,657,648
Fixed assets, at cost less depreciation and amortization of $3,159,512		134,750
Other assets		294,499
Total assets		$ 17,982,946
Liabilities and Stockholder's Equity		
Due to Parent		243,980
Securities sold, not yet purchased - at estimated fair value		
Stocks and warrants		9,591
Payable to customers		11,082,934
Accounts payable, accrued expenses and other liabilities		862,995
Total liabilities		12,199,500
Commitments on contingencies (Notes 4 and 6)		
Stockholder's Equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		5,104,347
Retained earnings		678,099
Total stockholder's equity		5,783,446
Total liabilities and stockholder's equity		$ 17,982,946

The accompanying notes are an integral part of these financial statements.

1. Organization

Freedom Investments, Inc. (the "Company"), a Delaware Corporation, was organized in November 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. The Company provides on-line dollar-based equity investing as well as discount brokerage services to individual investors throughout the United States.

The Company is a wholly owned subsidiary of Oppenheimer & Co. Inc. ("the Parent") whose ultimate Parent is Oppenheimer Holdings Inc., a Canadian public corporation.

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned are recorded on a trade date basis, and are valued at fair value with any realized and unrealized changes in fair value reflected in the statement of operations. Purchases and sales of securities and the related revenues and expenses are recorded on a trade date basis. All securities transactions are cleared through the Parent.

Depreciation and amortization of fixed assets is provided on the straight line basis generally over 3 years and leasehold improvements are amortized over the shorter of 5 years or the life of the lease. Fixed assets primarily relate to computer hardware and software.

Commission income and expenses are recorded on a trade date basis. Fee income is recorded as earned pursuant to customer agreements.

The Company considers its investment in money market funds to be cash equivalents.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $250,000 or of 6-2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital of $5,275,995, which exceeded minimum capital requirements by $5,025,995.

4. Commitments

The Company leases office space through 2010.

Future minimum rental commitments under such operating leases are as follows:

Year ending December 31,	
2005	$ 380,863
2006	412,272
2007	412,272
2008	412,272
2009	412,272
Thereafter to 2010	240,492
	$ 2,270,443

Rent expense charged to operations during the year was approximately $354,000.

5. Income Taxes

The Company is included in Oppenheimer Holdings' consolidated U.S. Federal and combined state and local income tax return and its income tax provision is computed on a separate company basis. Deferred income taxes are provided for under the provisions of SFAS No. 109, "Accounting for Income Taxes", which requires the establishment of deferred amounts for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. The deferred income tax provision results from temporary differences related to the differences in depreciation for book and tax purposes, reserve for bad debt, and deferred fees. The provision for income taxes is as follows:

Current	
Federal	$ 793,991
State and local	158,798
	$ 952,789
Deferred	
Federal	$ 165,963
State and local	33,193
	$ 199,156

The Company's effective tax rate differs from the U.S. statutory rate due to the benefit of deducting state and local income taxes.

All tax balances are included in due to Parent.

6. Related Party Transactions

The Company has a clearing agreement with the Parent to clear its security transactions on both a fully disclosed and omnibus basis. In the event a fully disclosed customer is unable to fulfill its contractual obligation to the Parent, the Company may be exposed to off-balance sheet risk. Pursuant to the terms of the agreements between the Company and the Parent, the Parent has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the Parent, the Company believes there is no maximum amount

assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

In addition, approximately $1,526,681 of cash and cash equivalents, securities owned and investments are held in its brokerage account with the Parent. The Parent may rehypothecate these securities.

The Company received $123,453 of interest income from the Parent arising from customer receivables for the period ended December 31, 2004.